UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – January 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

January, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JANUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13	Jan-14 Vs. Jan-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	6,875,390	7,586,261	6,196,064	(18.3)	(9.9)
Interbank and overnight funds	1,343,065	1,477,726	448,859	(69.6)	(66.6)
Total Cash and cash equivalents	8,218,455	9,063,987	6,644,923	(26.7)	(19.1)
INVESTMENT SECURITIES
Debt securities	11,346,595	12,828,053	13,216,673	3.0	16.5
Trading	3,246,000	2,986,539	2,492,778	(16.5)	(23.2)
Available for Sale	5,266,248	6,934,919	7,631,495	10.0	44.9
Held to maturity	2,834,347	2,906,596	3,092,399	6.4	9.1
Equity securities	8,190,065	11,102,313	10,866,393	(2.1)	32.7
Trading	84,220	43,215	43,135	(0.2)	(48.8)
Available for Sale	8,105,845	11,059,098	10,823,258	(2.1)	33.5
Allowance	(2,921)	(3,028)	(3,067)	1.3	5.0
Total investment securities, net	19,533,739	23,927,338	24,079,999	0.6	23.3
LOANS AND FINANCIAL LEASES
Commercial loans	39,506,990	44,925,073	45,202,308	0.6	14.4
Consumer loans	18,772,561	20,657,417	20,730,474	0.4	10.4
Microcredit	288,978	341,857	341,622	(0.1)	18.2
Mortgage loans	1,113,631	1,877,803	1,964,365	4.6	76.4
Financial leases	5,618,336	6,104,929	6,069,976	(0.6)	8.0
Allowance for loans and financial leases losses	(2,332,587)	(2,614,938)	(2,650,173)	1.3	13.6
Total loans and financial leases, net	62,967,908	71,292,141	71,658,572	0.5	13.8
Interest accrued on loans and financial leases	698,982	678,278	687,766	1.4	(1.6)
Allowance on Interest accrued on loans and financial leases	(78,957)	(84,107)	(83,990)	(0.1)	6.4
Interest accrued on loans and financial leases, net	620,025	594,170	603,776	1.6	(2.6)
Bankers' acceptances, spot transactions and derivatives	284,551	343,458	508,278	48.0	78.6
Accounts receivable, net	1,039,547	1,076,530	1,026,989	(4.6)	(1.2)
Property, plant and equipment, net	821,202	860,339	858,117	(0.3)	4.5
Operating leases, net	360,784	410,564	406,887	(0.9)	12.8
Foreclosed assets, net	64,764	60,774	58,436	(3.8)	(9.8)
Prepaid expenses and deferred charges	523,518	410,049	459,586	12.1	(12.2)
Goodwill, net	511,382	488,629	486,502	(0.4)	(4.9)
Other assets, net	379,391	454,346	600,073	32.1	58.2
Reappraisal of assets	1,999,378	2,156,871	2,192,361	1.6	9.7
Total assets	97,324,645	111,139,196	109,584,499	(1.4)	12.6
LIABILITIES
DEPOSITS
Checking accounts	13,180,080	16,777,968	14,937,633	(11.0)	13.3
Time deposits	17,718,914	18,045,719	18,885,684	4.7	6.6
Savings deposits	33,057,476	39,449,172	38,635,531	(2.1)	16.9
Other	621,031	888,155	606,468	(31.7)	(2.3)
Total deposits	64,577,501	75,161,014	73,065,317	(2.8)	13.1
Bankers' acceptances, spot transactions and derivatives	242,405	366,635	692,202	88.8	185.6
Interbank borrowings and overnight funds	1,710,638	1,438,452	1,788,493	24.3	4.6
Borrowings from banks and other	4,994,187	4,984,356	5,111,027	2.5	2.3
Accrued interest payable	282,835	277,346	242,575	(12.5)	(14.2)
Other accounts payable	1,857,005	1,894,417	1,905,594	0.6	2.6
Bonds	5,897,382	6,833,088	6,842,607	0.1	16.0
Estimated Liabilities	744,646	324,395	603,684	86.1	(18.9)
Other liabilities	797,169	926,266	825,210	(10.9)	3.5
Total liabilities	81,103,768	92,205,969	91,076,707	(1.2)	12.3
Total shareholders' equity	16,220,877	18,933,227	18,507,792	(2.2)	14.1
Total liabilities and shareholders' equity	97,324,645	111,139,196	109,584,499	(1.4)	12.6

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JANUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jan-13	Jan-14	Jan-14 Vs. Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13
INTEREST INCOME
Interest on loans	580,373	575,305	(0.9)	579,237	575,305	(0.7)
Interest on investment securities	152,041	39,603	(74.0)	48,056	39,603	(17.6)
Interbank and overnight funds	11,889	10,357	(12.9)	11,094	10,357	(6.6)
Financial leases	52,903	49,476	(6.5)	49,039	49,476	0.9
Total Interest Income	797,207	674,742	(15.4)	687,426	674,742	(1.8)
INTEREST EXPENSE
Checking accounts	11,153	9,135	(18.1)	9,289	9,135	(1.7)
Time deposits	83,550	66,034	(21.0)	65,899	66,034	0.2
Saving deposits	103,552	100,404	(3.0)	100,401	100,404	0.0
Total interest expense on deposits	198,255	175,572	(11.4)	175,589	175,572	(0.0)
Borrowings from banks and others	15,199	10,710	(29.5)	9,829	10,710	9.0
Interbank and overnight funds (expenses)	5,017	3,990	(20.5)	2,268	3,990	75.9
Bonds	30,119	33,190	10.2	32,822	33,190	1.1
Total interest expense	248,590	223,462	(10.1)	220,508	223,462	1.3
Net Interest Income	548,617	451,280	(17.7)	466,918	451,280	(3.3)
Provisions for loan and financial lease losses, accrued interest and other, net	90,271	92,029	1.9	110,246	92,029	(16.5)
Recovery of charged-off assets	(7,900)	(11,412)	44.5	(15,427)	(11,412)	(26.0)
Provision for investment securities, foreclosed assets and other assets	1,443	2,196	52.2	4,192	2,196	(47.6)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,194)	(917)	(23.2)	(2,382)	(917)	(61.5)
Total provisions, net	82,620	81,896	(0.9)	96,628	81,896	(15.2)
Net interest income after provisions	465,997	369,383	(20.7)	370,290	369,383	(0.2)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	77,054	85,346	10.8	99,701	85,346	(14.4)
Branch network services	2,528	2,288	(9.5)	2,702	2,288	(15.3)
Credit card merchant fees	15,345	17,107	11.5	24,589	17,107	(30.4)
Checking fees	5,303	5,415	2.1	5,539	5,415	(2.2)
Other	6,465	8,072	24.9	8,279	8,072	(2.5)
Total fees and other services income	106,695	118,227	10.8	140,809	118,227	(16.0)
Fees and other services expenses	30,718	31,880	3.8	35,476	31,880	(10.1)
Fees and other services income, net	75,977	86,347	13.6	105,333	86,347	(18.0)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	13,089	181,100	N.A.	(8,017)	181,100	N.A.
Gains (losses) on derivative operations, net	(5,595)	(165,269)	N.A.	25,467	(165,269)	(749.0)
Gains on sales of investments in equity securities, net	(0)	-	100.0	-	-	N.A.
Dividend Income	1	1	(18.0)	119,116	1	(100.0)
Other	14,858	18,892	27.1	15,923	18,892	18.6
Total other operating income	22,354	34,724	55.3	152,489	34,724	(77.2)
Total operating income	564,328	490,455	(13.1)	628,112	490,455	(21.9)
OPERATING EXPENSES
Salaries and employee benefits	96,381	101,047	4.8	107,193	101,047	(5.7)
Bonus plan payments	3,019	3,230	7.0	3,166	3,230	2.0
Termination payments	457	775	69.3	(993)	775	178.0
Administrative and other expenses	169,430	162,535	(4.1)	197,415	162,535	(17.7)
Insurance on deposit, net	15,337	16,223	5.8	18,315	16,223	(11.4)
Charitable and other donation expenses	115	123	6.8	220	123	(44.0)
Depreciation	17,687	23,081	30.5	21,102	23,081	9.4
Goodwill amortization	1,989	2,126	6.9	2,126	2,126	0.0
Total operating expenses	304,416	309,139	1.6	348,545	309,139	(11.3)
Net operating income	259,912	181,316	(30.2)	279,567	181,316	(35.1)
NON-OPERATING INCOME (EXPENSE)
Other income	9,779	20,938	114.1	27,938	20,938	(25.1)
Other expenses	4,901	6,645	35.6	9,859	6,645	(32.6)
Non-operating income (expense), net	4,878	14,293	193.0	18,079	14,293	(20.9)
Income before income tax expense	264,790	195,609	(26.1)	297,646	195,609	(34.3)
Income tax expense	98,825	69,943	(29.2)	77,501	69,943	(9.8)
Net income	165,965	125,666	(24.3)	220,145	125,666	(42.9)

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13	Jan-14 Vs. Jan-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,470,765	3,888,519	3,096,192	(20.4)	(10.8)
Interbank and overnight funds	960,030	969,068	196,808	(79.7)	(79.5)
Total Cash and cash equivalents	4,430,795	4,857,587	3,292,999	(32.2)	(25.7)
INVESTMENT SECURITIES
Debt securities	5,521,115	5,365,855	5,188,642	(3.3)	(6.0)
Trading	1,238,173	1,155,545	893,422	(22.7)	(27.8)
Available for Sale	2,776,009	2,809,352	2,784,207	(0.9)	0.3
Held to maturity	1,506,934	1,400,958	1,511,014	7.9	0.3
Equity securities	6,429,067	8,906,609	8,830,877	(0.9)	37.4
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,429,067	8,906,609	8,830,877	(0.9)	37.4
Allowance	(704)	(747)	(783)	4.9	11.2
Total investment securities, net	11,949,478	14,271,717	14,018,736	(1.8)	17.3
LOANS AND FINANCIAL LEASES
Commercial loans	23,150,676	26,485,104	26,822,297	1.3	15.9
Consumer loans	6,182,499	6,803,699	6,862,731	0.9	11.0
Microcredit	256,088	316,304	317,159	0.3	23.8
Mortgage loans	215,986	750,699	813,447	8.4	276.6
Financial leases	1,303,744	1,454,185	1,453,049	(0.1)	11.5
Allowance for loans and financial leases losses	(1,016,733)	(1,182,092)	(1,198,578)	1.4	17.9
Total loans and financial leases, net	30,092,260	34,627,899	35,070,104	1.3	16.5
Interest accrued on loans and financial leases	342,897	342,410	350,315	2.3	2.2
Allowance on Interest accrued on loans and financial leases	(40,793)	(45,699)	(46,206)	1.1	13.3
Interest accrued on loans and financial leases, net	302,104	296,711	304,109	2.5	0.7
Bankers' acceptances, spot transactions and derivatives	229,803	298,283	407,865	36.7	77.5
Accounts receivable, net	502,542	742,579	716,115	(3.6)	42.5
Property, plant and equipment, net	317,129	351,515	351,351	(0.0)	10.8
Operating leases, net	768	3,176	4,985	56.9	549.3
Foreclosed assets, net	22,514	19,463	18,730	(3.8)	(16.8)
Prepaid expenses and deferred charges	239,196	191,146	239,462	25.3	0.1
Goodwill, net	487,235	465,905	463,911	(0.4)	(4.8)
Other assets, net	113,256	144,458	275,259	90.5	143.0
Reappraisal of assets	1,027,773	1,056,836	1,069,274	1.2	4.0
Total assets	49,714,852	57,327,276	56,232,900	(1.9)	13.1
LIABILITIES
DEPOSITS
Checking accounts	7,393,929	8,781,472	8,190,882	(6.7)	10.8
Time deposits	9,642,409	10,849,795	11,006,333	1.4	14.1
Savings deposits	16,588,555	18,320,112	16,937,258	(7.5)	2.1
Other	299,847	420,178	340,172	(19.0)	13.4
Total deposits	33,924,741	38,371,558	36,474,646	(4.9)	7.5
Bankers' acceptances, spot transactions and derivatives	189,513	321,919	585,484	81.9	208.9
Interbank borrowings and overnight funds	358,297	329,085	802,431	143.8	124.0
Borrowings from banks and other	2,764,329	2,731,110	2,794,161	2.3	1.1
Accrued interest payable	121,541	149,451	136,423	(8.7)	12.2
Other accounts payable	830,328	885,175	944,874	6.7	13.8
Bonds	1,487,420	2,545,104	2,648,856	4.1	78.1
Estimated Liabilities	344,171	111,088	328,332	195.6	(4.6)
Other liabilities	275,691	328,686	270,215	(17.8)	(2.0)
Total liabilities	40,296,030	45,773,175	44,985,420	(1.7)	11.6
Total shareholders' equity	9,418,822	11,554,101	11,247,479	(2.7)	19.4
Total liabilities and shareholders' equity	49,714,852	57,327,276	56,232,900	(1.9)	13.1

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jan-13	Jan-14	Jan-14 Vs. Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13
INTEREST INCOME
Interest on loans	268,651	268,920	0.1	272,680	268,920	(1.4)
Interest on investment securities	102,954	13,843	(86.6)	21,042	13,843	(34.2)
Interbank and overnight funds	7,421	6,332	(14.7)	6,634	6,332	(4.6)
Financial leases	11,671	11,436	(2.0)	11,251	11,436	1.6
Total Interest Income	390,697	300,531	(23.1)	311,607	300,531	(3.6)
INTEREST EXPENSE
Checking accounts	8,386	7,677	(8.5)	7,791	7,677	(1.5)
Time deposits	44,378	37,154	(16.3)	37,094	37,154	0.2
Saving deposits	55,170	45,699	(17.2)	47,571	45,699	(3.9)
Total interest expense on deposits	107,934	90,531	(16.1)	92,456	90,531	(2.1)
Borrowings from banks and others	6,980	5,213	(25.3)	4,441	5,213	17.4
Interbank and overnight funds (expenses)	890	613	(31.1)	545	613	12.4
Bonds	7,084	12,264	73.1	11,876	12,264	3.3
Total interest expense	122,887	108,620	(11.6)	109,318	108,620	(0.6)
Net Interest Income	267,810	191,911	(28.3)	202,289	191,911	(5.1)
Provisions for loan and financial lease losses, accrued interest and other, net	34,381	44,184	28.5	58,787	44,184	(24.8)
Recovery of charged-off assets	(3,600)	(5,549)	54.1	(5,365)	(5,549)	3.4
Provision for investment securities, foreclosed assets and other assets	388	557	43.5	1,076	557	(48.3)
Recovery of provisions for investments securities, foreclosed assets and other assets	(398)	(248)	(37.7)	(81)	(248)	204.7
Total provisions, net	30,770	38,944	26.6	54,416	38,944	(28.4)
Net interest income after provisions	237,040	152,967	(35.5)	147,873	152,967	3.4
FEES AND OTHER SERVICES INCOME
Commissions from banking services	43,513	48,415	11.3	60,400	48,415	(19.8)
Branch network services	2,518	2,278	(9.6)	2,692	2,278	(15.4)
Credit card merchant fees	5,020	6,394	27.4	9,147	6,394	(30.1)
Checking fees	2,748	2,754	0.2	2,827	2,754	(2.6)
Other	262	280	6.7	373	280	(24.9)
Total fees and other services income	54,061	60,121	11.2	75,439	60,121	(20.3)
Fees and other services expenses	11,116	11,357	2.2	11,889	11,357	(4.5)
Fees and other services income, net	42,945	48,764	13.5	63,550	48,764	(23.3)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	9,566	172,686	N.A.	(7,283)	172,686	N.A.
Gains (losses) on derivative operations, net	(4,402)	(160,445)	N.A.	21,641	(160,445)	(841.4)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	-	-	N.A.	119,116	-	(100.0)
Other	224	316	40.7	251	316	25.9
Total other operating income	5,388	12,557	133.0	133,724	12,557	(90.6)
Total operating income	285,373	214,288	(24.9)	345,147	214,288	(37.9)
OPERATING EXPENSES
Salaries and employee benefits	40,353	44,978	11.5	49,605	44,978	(9.3)
Bonus plan payments	1,060	1,095	3.3	251	1,095	336.0
Termination payments	50	42	(17.1)	1	42	N.A.
Administrative and other expenses	83,331	77,274	(7.3)	96,698	77,274	(20.1)
Insurance on deposit, net	7,713	7,329	(5.0)	8,787	7,329	(16.6)
Charitable and other donation expenses	-	-	N.A.	-	-	N.A.
Depreciation	4,108	4,780	16.4	4,718	4,780	1.3
Goodwill amortization	1,865	1,994	6.9	1,994	1,994	(0.0)
Total operating expenses	138,481	137,492	(0.7)	162,053	137,492	(15.2)
Net operating income	146,893	76,796	(47.7)	183,094	76,796	(58.1)
NON-OPERATING INCOME (EXPENSE)
Other income	3,324	7,765	133.6	13,200	7,765	(41.2)
Other expenses	1,546	3,094	100.2	3,685	3,094	(16.0)
Non-operating income (expense), net	1,778	4,671	162.7	9,515	4,671	(50.9)
Income before income tax expense	148,671	81,467	(45.2)	192,609	81,467	(57.7)
Income tax expense	56,896	29,644	(47.9)	45,552	29,644	(34.9)
Net income	91,775	51,823	(43.5)	147,058	51,823	(64.8)

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13	Jan-14 Vs. Jan-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,882,413	2,118,566	1,240,773	(41.4)	(34.1)
Interbank and overnight funds	77,985	447,286	176,147	(60.6)	125.9
Total Cash and cash equivalents	1,960,398	2,565,853	1,416,919	(44.8)	(27.7)
INVESTMENT SECURITIES
Debt securities	2,206,811	2,735,248	2,751,673	0.6	24.7
Trading	1,019,431	755,783	511,565	(32.3)	(49.8)
Available for Sale	707,086	1,387,795	1,619,247	16.7	129.0
Held to maturity	480,294	591,670	620,861	4.9	29.3
Equity securities	1,214,527	1,604,928	1,492,740	(7.0)	22.9
Trading	5,017	-	-	N.A.	(100.0)
Available for Sale	1,209,510	1,604,928	1,492,740	(7.0)	23.4
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,421,337	4,340,176	4,244,413	(2.2)	24.1
LOANS AND FINANCIAL LEASES
Commercial loans	9,218,638	10,682,684	10,671,128	(0.1)	15.8
Consumer loans	3,513,180	4,319,372	4,333,907	0.3	23.4
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	1,776	32,138	37,489	16.6	N.A.
Financial leases	3,991,033	4,383,508	4,356,693	(0.6)	9.2
Allowance for loans and financial leases losses	(620,160)	(698,746)	(706,158)	1.1	13.9
Total loans and financial leases, net	16,104,467	18,718,956	18,693,058	(0.1)	16.1
Interest accrued on loans and financial leases	157,972	151,350	150,672	(0.4)	(4.6)
Allowance on Interest accrued on loans and financial leases	(19,848)	(19,237)	(20,172)	4.9	1.6
Interest accrued on loans and financial leases, net	138,123	132,113	130,501	(1.2)	(5.5)
Bankers' acceptances, spot transactions and derivatives	52,357	42,826	97,903	128.6	87.0
Accounts receivable, net	443,322	219,738	219,685	(0.0)	(50.4)
Property, plant and equipment, net	243,685	245,347	246,033	0.3	1.0
Operating leases, net	359,651	407,002	401,527	(1.3)	11.6
Foreclosed assets, net	26,547	25,233	23,791	(5.7)	(10.4)
Prepaid expenses and deferred charges	134,344	123,662	123,849	0.2	(7.8)
Goodwill, net	24,148	22,724	22,591	(0.6)	(6.4)
Other assets, net	239,472	272,028	277,974	2.2	16.1
Reappraisal of assets	398,079	443,990	454,611	2.4	14.2
Total assets	23,545,930	27,559,648	26,352,855	(4.4)	11.9
LIABILITIES
DEPOSITS
Checking accounts	3,632,637	5,581,111	4,455,920	(20.2)	22.7
Time deposits	3,691,434	3,783,273	4,155,372	9.8	12.6
Savings deposits	7,041,043	8,320,285	8,301,401	(0.2)	17.9
Other	177,829	278,074	163,389	(41.2)	(8.1)
Total deposits	14,542,942	17,962,742	17,076,082	(4.9)	17.4
Bankers' acceptances, spot transactions and derivatives	50,838	42,449	103,726	144.4	104.0
Interbank borrowings and overnight funds	371,745	581,557	268,689	(53.8)	(27.7)
Borrowings from banks and other	1,753,958	2,006,423	2,055,243	2.4	17.2
Accrued interest payable	106,932	83,911	67,309	(19.8)	(37.1)
Other accounts payable	450,950	418,490	403,358	(3.6)	(10.6)
Bonds	2,512,087	2,473,313	2,473,313	-	(1.5)
Estimated Liabilities	142,310	29,228	54,243	85.6	(61.9)
Other liabilities	130,432	158,093	133,256	(15.7)	2.2
Total liabilities	20,062,193	23,756,205	22,635,221	(4.7)	12.8
Total shareholders' equity	3,483,737	3,803,443	3,717,634	(2.3)	6.7
Total liabilities and shareholders' equity	23,545,930	27,559,648	26,352,855	(4.4)	11.9

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jan-13	Jan-14	Jan-14 Vs. Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13
INTEREST INCOME
Interest on loans	124,925	125,957	0.8	124,479	125,957	1.2
Interest on investment securities	16,097	8,154	(49.3)	8,494	8,154	(4.0)
Interbank and overnight funds	2,774	2,995	8.0	3,142	2,995	(4.7)
Financial leases	38,007	35,735	(6.0)	35,318	35,735	1.2
Total Interest Income	181,803	172,841	(4.9)	171,431	172,841	0.8
INTEREST EXPENSE
Checking accounts	950	887	(6.7)	951	887	(6.8)
Time deposits	18,399	15,727	(14.5)	16,049	15,727	(2.0)
Saving deposits	20,457	22,011	7.6	21,107	22,011	4.3
Total interest expense on deposits	39,806	38,625	(3.0)	38,107	38,625	1.4
Borrowings from banks and others	5,618	4,816	(14.3)	4,783	4,816	0.7
Interbank and overnight funds (expenses)	1,740	1,224	(29.6)	415	1,224	195.3
Bonds	12,636	12,378	(2.0)	12,287	12,378	0.7
Total interest expense	59,801	57,043	(4.6)	55,592	57,043	2.6
Net Interest Income	122,002	115,798	(5.1)	115,840	115,798	(0.0)
Provisions for loan and financial lease losses, accrued interest and other, net	30,357	30,936	1.9	35,721	30,936	(13.4)
Recovery of charged-off assets	(2,212)	(3,184)	44.0	(5,163)	(3,184)	(38.3)
Provision for investment securities, foreclosed assets and other assets	732	891	21.6	1,730	891	(48.5)
Recovery of provisions for investments securities, foreclosed assets and other assets	(520)	(579)	11.2	(1,255)	(579)	(53.9)
Total provisions, net	28,358	28,064	(1.0)	31,034	28,064	(9.6)
Net interest income after provisions	93,644	87,734	(6.3)	84,806	87,734	3.5
FEES AND OTHER SERVICES INCOME
Commissions from banking services	14,709	15,578	5.9	16,692	15,578	(6.7)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	8,321	8,626	3.7	12,127	8,626	(28.9)
Checking fees	1,710	1,824	6.7	1,739	1,824	4.9
Other	2,157	2,777	28.8	2,973	2,777	(6.6)
Total fees and other services income	26,897	28,806	7.1	33,531	28,806	(14.1)
Fees and other services expenses	11,010	11,498	4.4	12,244	11,498	(6.1)
Fees and other services income, net	15,887	17,307	8.9	21,287	17,307	(18.7)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	3,200	7,124	122.6	(855)	7,124	932.9
Gains (losses) on derivative operations, net	(1,141)	(4,264)	273.6	3,749	(4,264)	(213.7)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	1	1	(18.0)	-	1	N.A.
Other	14,520	18,407	26.8	15,550	18,407	18.4
Total other operating income	16,580	21,269	28.3	18,444	21,269	15.3
Total operating income	126,112	126,310	0.2	124,537	126,310	1.4
OPERATING EXPENSES
Salaries and employee benefits	25,988	25,223	(2.9)	25,975	25,223	(2.9)
Bonus plan payments	1,754	1,856	5.8	2,186	1,856	(15.1)
Termination payments	346	333	(3.8)	(1,036)	333	132.1
Administrative and other expenses	34,606	37,721	9.0	40,972	37,721	(7.9)
Insurance on deposit, net	3,602	4,234	17.5	4,428	4,234	(4.4)
Charitable and other donation expenses	1	3	334.3	48	3	(92.9)
Depreciation	10,054	15,014	49.3	12,459	15,014	20.5
Goodwill amortization	124	133	6.9	133	133	0.0
Total operating expenses	76,476	84,518	10.5	85,163	84,518	(0.8)
Net operating income	49,636	41,792	(15.8)	39,374	41,792	6.1
NON-OPERATING INCOME (EXPENSE)
Other income	3,726	5,124	37.5	1,247	5,124	311.0
Other expenses	1,269	1,140	(10.2)	2,095	1,140	(45.6)
Non-operating income (expense), net	2,457	3,984	62.2	(848)	3,984	569.7
Income before income tax expense	52,092	45,777	(12.1)	38,525	45,777	18.8
Income tax expense	17,958	16,018	(10.8)	8,158	16,018	96.3
Net income	34,134	29,758	(12.8)	30,367	29,758	(2.0)

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13	Jan-14 Vs. Jan-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	994,883	1,035,797	1,257,992	21.5	26.4
Interbank and overnight funds	-	4,624	4,244	(8.2)	N.A.
Total Cash and cash equivalents	994,883	1,040,422	1,262,236	21.3	26.9
INVESTMENT SECURITIES
Debt securities	1,563,061	2,476,806	2,837,815	14.6	81.6
Trading	259,446	192,630	265,244	37.7	2.2
Available for Sale	770,518	1,707,811	1,968,530	15.3	155.5
Held to maturity	533,097	576,365	604,041	4.8	13.3
Equity securities	489,441	579,008	531,007	(8.3)	8.5
Trading	33,941	43,215	43,135	(0.2)	27.1
Available for Sale	455,500	535,793	487,872	(8.9)	7.1
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,052,503	3,055,814	3,368,822	10.2	64.1
LOANS AND FINANCIAL LEASES
Commercial loans	4,888,676	5,202,301	5,241,793	0.8	7.2
Consumer loans	6,265,736	6,509,117	6,515,652	0.1	4.0
Microcredit	15,213	13,819	13,636	(1.3)	(10.4)
Mortgage loans	86,305	98,925	98,244	(0.7)	13.8
Financial leases	323,559	267,236	260,234	(2.6)	(19.6)
Allowance for loans and financial leases losses	(435,347)	(438,500)	(444,333)	1.3	2.1
Total loans and financial leases, net	11,144,143	11,652,898	11,685,226	0.3	4.9
Interest accrued on loans and financial leases	128,559	116,510	119,769	2.8	(6.8)
Allowance on Interest accrued on loans and financial leases	(9,951)	(8,752)	(9,148)	4.5	(8.1)
Interest accrued on loans and financial leases, net	118,608	107,758	110,621	2.7	(6.7)
Bankers' acceptances, spot transactions and derivatives	2,063	1,241	1,435	15.6	(30.4)
Accounts receivable, net	46,588	48,792	49,920	2.3	7.2
Property, plant and equipment, net	151,641	161,030	159,613	(0.9)	5.3
Operating leases, net	365	386	375	(2.8)	2.8
Foreclosed assets, net	10,562	11,748	11,624	(1.1)	10.1
Prepaid expenses and deferred charges	98,530	57,713	57,178	(0.9)	(42.0)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	16,524	27,501	32,644	18.7	97.6
Reappraisal of assets	357,962	435,203	446,733	2.6	24.8
Total assets	14,994,372	16,600,505	17,186,427	3.5	14.6
LIABILITIES
DEPOSITS
Checking accounts	1,551,982	1,547,232	1,543,352	(0.3)	(0.6)
Time deposits	1,955,408	1,159,954	1,348,177	16.2	(31.1)
Savings deposits	5,744,888	8,413,033	9,020,421	7.2	57.0
Other	106,582	103,846	64,175	(38.2)	(39.8)
Total deposits	9,358,859	11,224,065	11,976,126	6.7	28.0
Bankers' acceptances, spot transactions and derivatives	2,055	1,242	1,582	27.4	(23.0)
Interbank borrowings and overnight funds	152,684	3,854	6,063	57.3	(96.0)
Borrowings from banks and other	410,636	156,175	161,058	3.1	(60.8)
Accrued interest payable	28,223	23,521	21,090	(10.3)	(25.3)
Other accounts payable	413,651	431,113	389,597	(9.6)	(5.8)
Bonds	1,897,875	1,814,671	1,720,438	(5.2)	(9.3)
Estimated Liabilities	220,173	158,982	179,285	12.8	(18.6)
Other liabilities	341,894	386,716	370,851	(4.1)	8.5
Total liabilities	12,826,049	14,200,340	14,826,091	4.4	15.6
Total shareholders' equity	2,168,322	2,400,166	2,360,336	(1.7)	8.9
Total liabilities and shareholders' equity	14,994,372	16,600,505	17,186,427	3.5	14.6

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jan-13	Jan-14	Jan-14 Vs. Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13
INTEREST INCOME
Interest on loans	121,940	115,756	(5.1)	115,478	115,756	0.2
Interest on investment securities	15,351	10,344	(32.6)	14,018	10,344	(26.2)
Interbank and overnight funds	754	807	7.0	1,109	807	(27.2)
Financial leases	3,224	2,305	(28.5)	2,471	2,305	(6.7)
Total Interest Income	141,270	129,212	(8.5)	133,075	129,212	(2.9)
INTEREST EXPENSE
Checking accounts	1,615	485	(70.0)	425	485	14.0
Time deposits	9,575	4,891	(48.9)	4,914	4,891	(0.5)
Saving deposits	20,110	25,283	25.7	24,491	25,283	3.2
Total interest expense on deposits	31,300	30,658	(2.1)	29,830	30,658	2.8
Borrowings from banks and others	2,212	410	(81.4)	418	410	(1.8)
Interbank and overnight funds (expenses)	337	269	(20.3)	338	269	(20.5)
Bonds	10,398	8,548	(17.8)	8,659	8,548	(1.3)
Total interest expense	44,247	39,885	(9.9)	39,244	39,885	1.6
Net Interest Income	97,022	89,327	(7.9)	93,830	89,327	(4.8)
Provisions for loan and financial lease losses, accrued interest and other, net	5,862	6,726	14.8	8,382	6,726	(19.8)
Recovery of charged-off assets	(854)	(1,040)	21.9	(3,172)	(1,040)	(67.2)
Provision for investment securities, foreclosed assets and other assets	176	244	38.1	425	244	(42.6)
Recovery of provisions for investments securities, foreclosed assets and other assets	(145)	(66)	(54.3)	(1,046)	(66)	(93.7)
Total provisions, net	5,039	5,863	16.4	4,590	5,863	27.8
Net interest income after provisions	91,983	83,464	(9.3)	89,241	83,464	(6.5)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	6,529	7,788	19.3	9,930	7,788	(21.6)
Branch network services	10	10	-	10	10	-
Credit card merchant fees	643	614	(4.5)	1,120	614	(45.2)
Checking fees	258	228	(11.4)	262	228	(13.0)
Other	690	552	(20.1)	674	552	(18.2)
Total fees and other services income	8,130	9,192	13.1	11,997	9,192	(23.4)
Fees and other services expenses	3,149	3,175	0.8	4,760	3,175	(33.3)
Fees and other services income, net	4,981	6,017	20.8	7,237	6,017	(16.9)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	232	845	263.6	83	845	914.4
Gains (losses) on derivative operations, net	(16)	(103)	538.2	(2)	(103)	N.A.
Gains on sales of investments in equity securities, net	(0)	-	100.0	-	-	N.A.
Dividend Income	-	-	N.A.	-	-	N.A.
Other	113	125	10.8	121	125	3.3
Total other operating income	329	868	163.7	202	868	328.9
Total operating income	97,293	90,348	(7.1)	96,680	90,348	(6.5)
OPERATING EXPENSES
Salaries and employee benefits	17,641	18,288	3.7	19,164	18,288	(4.6)
Bonus plan payments	166	185	11.6	188	185	(1.6)
Termination payments	56	-	(100.0)	34	-	(100.0)
Administrative and other expenses	30,881	25,973	(15.9)	36,312	25,973	(28.5)
Insurance on deposit, net	2,343	2,785	18.8	3,222	2,785	(13.6)
Charitable and other donation expenses	114	119	4.5	119	119	0.0
Depreciation	1,751	1,839	5.0	1,845	1,839	(0.3)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	52,953	49,189	(7.1)	60,884	49,189	(19.2)
Net operating income	44,340	41,159	(7.2)	35,796	41,159	15.0
NON-OPERATING INCOME (EXPENSE)
Other income	2,541	7,372	190.1	12,374	7,372	(40.4)
Other expenses	1,487	1,770	19.0	3,039	1,770	(41.8)
Non-operating income (expense), net	1,054	5,602	431.3	9,335	5,602	(40.0)
Income before income tax expense	45,395	46,762	3.0	45,131	46,762	3.6
Income tax expense	18,040	16,727	(7.3)	17,786	16,727	(6.0)
Net income	27,355	30,035	9.8	27,345	30,035	9.8

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13	Jan-14 Vs. Jan-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	527,330	543,379	601,107	10.6	14.0
Interbank and overnight funds	305,049	56,747	71,661	26.3	(76.5)
Total Cash and cash equivalents	832,379	600,126	672,768	12.1	(19.2)
INVESTMENT SECURITIES
Debt securities	2,055,608	2,250,143	2,438,543	8.4	18.6
Trading	728,951	882,580	822,548	(6.8)	12.8
Available for Sale	1,012,635	1,029,961	1,259,511	22.3	24.4
Held to maturity	314,022	337,602	356,484	5.6	13.5
Equity securities	57,030	11,768	11,768	-	(79.4)
Trading	45,262	-	-	N.A.	(100.0)
Available for Sale	11,768	11,768	11,768	-	(0.0)
Allowance	(2,217)	(2,281)	(2,284)	0.1	3.0
Total investment securities, net	2,110,421	2,259,631	2,448,027	8.3	16.0
LOANS AND FINANCIAL LEASES
Commercial loans	2,249,000	2,554,985	2,467,091	(3.4)	9.7
Consumer loans	2,811,146	3,025,229	3,018,185	(0.2)	7.4
Microcredit	17,677	11,734	10,826	(7.7)	(38.8)
Mortgage loans	809,563	996,041	1,015,185	1.9	25.4
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(260,346)	(295,601)	(301,103)	1.9	15.7
Total loans and financial leases, net	5,627,039	6,292,389	6,210,184	(1.3)	10.4
Interest accrued on loans and financial leases	69,555	68,007	67,010	(1.5)	(3.7)
Allowance on Interest accrued on loans and financial leases	(8,365)	(10,419)	(8,464)	(18.8)	1.2
Interest accrued on loans and financial leases, net	61,190	57,588	58,546	1.7	(4.3)
Bankers' acceptances, spot transactions and derivatives	328	1,107	1,075	(2.9)	228.0
Accounts receivable, net	47,095	65,421	41,269	(36.9)	(12.4)
Property, plant and equipment, net	108,747	102,448	101,121	(1.3)	(7.0)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	5,141	4,329	4,291	(0.9)	(16.5)
Prepaid expenses and deferred charges	51,447	37,528	39,097	4.2	(24.0)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	10,139	10,360	14,196	37.0	40.0
Reappraisal of assets	215,564	220,841	221,743	0.4	2.9
Total assets	9,069,491	9,651,766	9,812,318	1.7	8.2
LIABILITIES
DEPOSITS
Checking accounts	601,532	868,152	747,479	(13.9)	24.3
Time deposits	2,429,664	2,252,697	2,375,801	5.5	(2.2)
Savings deposits	3,682,990	4,395,742	4,376,450	(0.4)	18.8
Other	36,774	86,057	38,732	(55.0)	5.3
Total deposits	6,750,959	7,602,649	7,538,462	(0.8)	11.7
Bankers' acceptances, spot transactions and derivatives	-	1,025	1,410	37.5	N.A.
Interbank borrowings and overnight funds	827,912	523,957	711,310	35.8	(14.1)
Borrowings from banks and other	65,265	90,648	100,565	10.9	54.1
Accrued interest payable	26,138	20,463	17,752	(13.2)	(32.1)
Other accounts payable	162,077	159,639	167,765	5.1	3.5
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	37,992	25,098	41,824	66.6	10.1
Other liabilities	49,151	52,771	50,888	(3.6)	3.5
Total liabilities	7,919,495	8,476,249	8,629,975	1.8	9.0
Total shareholders' equity	1,149,996	1,175,517	1,182,343	0.6	2.8
Total liabilities and shareholders' equity	9,069,491	9,651,766	9,812,318	1.7	8.2

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jan-13	Jan-14	Jan-14 Vs. Jan-13	Dec-13	Jan-14	Jan-14 Vs. Dec-13
INTEREST INCOME
Interest on loans	64,856	64,671	(0.3)	66,601	64,671	(2.9)
Interest on investment securities	17,641	7,263	(58.8)	4,502	7,263	61.3
Interbank and overnight funds	940	223	(76.2)	210	223	6.4
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	83,437	72,158	(13.5)	71,313	72,158	1.2
INTEREST EXPENSE
Checking accounts	201	86	(57.1)	121	86	(28.9)
Time deposits	11,198	8,261	(26.2)	7,842	8,261	5.4
Saving deposits	7,815	7,410	(5.2)	7,233	7,410	2.5
Total interest expense on deposits	19,215	15,758	(18.0)	15,196	15,758	3.7
Borrowings from banks and others	389	272	(30.3)	188	272	44.8
Interbank and overnight funds (expenses)	2,050	1,884	(8.1)	970	1,884	94.2
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	21,654	17,914	(17.3)	16,354	17,914	9.5
Net Interest Income	61,782	54,244	(12.2)	54,959	54,244	(1.3)
Provisions for loan and financial lease losses, accrued interest and other, net	19,671	10,182	(48.2)	7,356	10,182	38.4
Recovery of charged-off assets	(1,234)	(1,638)	32.7	(1,728)	(1,638)	(5.2)
Provision for investment securities, foreclosed assets and other assets	146	505	245.6	961	505	(47.4)
Recovery of provisions for investments securities, foreclosed assets and other assets	(131)	(24)	(81.5)	(1)	(24)	N.A.
Total provisions, net	18,452	9,025	(51.1)	6,588	9,025	37.0
Net interest income after provisions	43,330	45,219	4.4	48,371	45,219	(6.5)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	12,303	13,565	10.3	12,679	13,565	7.0
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	1,361	1,472	8.2	2,195	1,472	(32.9)
Checking fees	588	608	3.5	711	608	(14.4)
Other	3,356	4,464	33.0	4,258	4,464	4.8
Total fees and other services income	17,607	20,109	14.2	19,843	20,109	1.3
Fees and other services expenses	5,443	5,850	7.5	6,584	5,850	(11.1)
Fees and other services income, net	12,164	14,259	17.2	13,258	14,259	7.5
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	90	444	392.0	38	444	N.A.
Gains (losses) on derivative operations, net	(35)	(458)	N.A.	80	(458)	(673.9)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	-	-	N.A.	-	-	N.A.
Other	1	44	N.A.	1	44	N.A.
Total other operating income	56	30	(45.3)	119	30	(74.4)
Total operating income	55,550	59,508	7.1	61,748	59,508	(3.6)
OPERATING EXPENSES
Salaries and employee benefits	12,399	12,557	1.3	12,449	12,557	0.9
Bonus plan payments	39	94	142.3	541	94	(82.6)
Termination payments	5	400	N.A.	9	400	N.A.
Administrative and other expenses	20,611	21,567	4.6	23,434	21,567	(8.0)
Insurance on deposit, net	1,679	1,875	11.7	1,879	1,875	(0.2)
Charitable and other donation expenses	-	-	N.A.	52	-	(100.0)
Depreciation	1,774	1,447	(18.4)	2,080	1,447	(30.4)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	36,506	37,940	3.9	40,444	37,940	(6.2)
Net operating income	19,044	21,568	13.3	21,304	21,568	1.2
NON-OPERATING INCOME (EXPENSE)
Other income	188	677	260.4	1,117	677	(39.3)
Other expenses	599	642	7.1	1,039	642	(38.3)
Non-operating income (expense), net	(411)	36	108.7	77	36	(53.5)
Income before income tax expense	18,633	21,604	15.9	21,381	21,604	1.0
Income tax expense	5,931	7,553	27.3	6,006	7,553	25.8
Net income	12,702	14,051	10.6	15,375	14,051	(8.6)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel